UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

Kabushiki Kaisha TODENTSU
(Name of Subject Company)
TODENTSU Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Daimei Telecom Engineering Corporation
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Daimei Telecom Engineering Corporation Attn: Masaki Yukishita 2-11-20, Nishi-Gotanda, Shinagawa-ku, Tokyo Phone: +81-3-5434-1121
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Conclusion of Basic Memorandum Concerning Management Integration through Establishment of a Joint Holding Company (Share Transfer) (dated November 27, 2009)
99.2	Conclusion of an Agreement Concerning Management Integration through Establishment of a Joint Holding Company (Share Transfer) and Formulation of a Management Plan (dated May 19, 2010)

Item 2.  Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Daimei Telecom Engineering Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 26, 2010.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Haruo Hasebe
Name:	Haruo Hasebe
Title:	Managing Director and Director, Management & Administration Department

Date: May 26, 2010